Exhibit 99.1

MEDIA RELEASE

March 26, 2024

Algoma Steel Inc. Announces Pricing of

US$350 Million 9.125% Senior Secured Second Lien Notes due 2029

SAULT STE. MARIE, ONTARIO (March 26, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma”), a fully integrated producer of hot and cold rolled steel products including sheet and plate, announced today that its indirect wholly-owned subsidiary, Algoma Steel Inc. (“ASI”), has priced its previously announced offering of US$350 million aggregate principal amount of 9.125% Senior Secured Second Lien Notes due 2029 (the “Notes”). The Notes will be issued at a price of 100% of their face amount, for gross proceeds of US$350 million, and will bear interest at the rate of 9.125% per year. The Notes will be guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. ASI intends to use the net proceeds from the offering of the Notes for general corporate purposes, adding strength and flexibility to its balance sheet. The offering of the Notes is expected to close on or about April 5, 2024, subject to customary closing conditions.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes in the United States or any other jurisdiction, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), related to the offering of the Notes, the application of the net proceeds therefrom, and Algoma’s business. These forward-looking statements generally are identified by the words “intend,” “future,” “will,” “would,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially and adversely from the forward-looking statements in this document. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex is one of the lowest-cost producers of hot rolled sheet steel in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations

Officer Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com